Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Marianne Dobelbower

Re:	Post-Effective Amendment No. 139 to the Registration Statement on Form N-1A of Deutsche Global Income Builder Fund (the “Fund”), a series of Deutsche Market Trust (Reg. Nos. 002-21789/811-01236)

Dear Ms. White and Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on (i) January 4, 2017 with regard to the addition of Class T shares to the Fund; and (ii) January 12, 2017 with regard to certain fund specific items. The Amendment was filed on behalf of the Fund on December 2, 2016, with an effective date of February 1, 2017.

The Staff’s comments are restated below followed by the Fund’s responses.

Fund Specific Comments

1.	Comment: Please provide the Fund’s completed prospectus fee and expense tables and expense examples prior to the prospectus’s effective date.

Response: The Fund’s completed fee and expense tables and expense examples were provided to the Staff via email on January 27, 2017.

2.	Comment: With respect to the Fund’s principal investment strategy, please consider adding average market cap and current effective maturity and duration.

Response: The Fund believes that its existing disclosure adequately describes its principal investment strategies and respectfully declines to include the additional suggested disclosure.

3.	Comment: Given the Fund’s ability to invest in ETFs and other affiliated funds, please confirm whether acquired fund fees and expenses will be included in the Fund’s expense table.

Response: The Fund confirms that it has included a line item “Acquired funds fees and expenses” in its expense table.

4.	Comment: Please provide additional detail with regard to portfolio management’s buying and selling process.

Response: The “Management process” section of the Fund’s prospectus has been modified to include additional detail.

5.	Comment: Confirm that each derivative listed in the Fund’s prospectus is used as part of the Fund’s principal investment strategy. If not, please revise disclosure accordingly.

Response: The Fund believes that its current disclosure under the heading “Derivatives” adequately describes the purposes for which the stated types of derivatives will be used as part of the Fund’s principal investment strategy.

6.	Comment: With respect to the “Regional focus risk” section of the Fund’s prospectus, please consider including additional risk disclosure to the extent the Fund specifically focuses on any particular region or area as part of its principal investment strategy.

Response: The Fund does not specifically focus its investments on any particular region or area as part of its principal investment strategy. The distribution of its investments is expected to change in response to market developments. Therefore, based on the Fund’s circumstances, we believe the more general “regional focus risk” included in the Fund’s prospectus is appropriate.

7.	Comment: With respect to the “Focus risk” section of the Fund’s prospectus, please consider including additional risk disclosure to the extent the Fund specifically focuses on any particular industry, asset class or sector as part of its principal investment strategy.

Response: The Fund does not specifically focus its investments on any particular industry, asset class or sector as part of its principal investment strategy. The distribution of its investments is expected to change in response to market developments. Therefore, based on the Fund’s circumstances, we believe the more general “focus risk” included in the Fund’s prospectus is appropriate.

8.	Comment: Since “IPO risk” is included in the “Main Risks” section of the Fund’s prospectus, please include a reference to IPOs in the “Main Investments” section of the Fund’s prospectus.

Response: Given its currently anticipated level of IPO investments, the Fund does not believe it is appropriate to add a specific reference to IPOs in the “Main Investments” section of its prospectus. That being said, the Fund believes it is appropriate to include some reference to IPO risk in the Fund’s prospectus. Accordingly, we have retained IPO risk in the Fund’s statutory prospectus under the heading “Other Policies and Risks,” but removed it from the “Main Risks” sections in the Fund’s summary and statutory prospectus.

9.	Comment: Since “Short sale risk” is included in the “Main Risks” section of the Fund’s prospectus, please include a reference to short selling in the “Main Investments” section of the Fund’s prospectus. To the extent the Fund engages in short selling, please confirm that any expenses related to short selling are included in the Fund’s expense table, as appropriate.

Response: Given its currently anticipated level of short selling, the Fund does not believe it is appropriate to add a specific reference to short selling in the “Main Investments” section of its prospectus. That being said, the Fund believes it is appropriate to include some reference to short sale risk in the Fund’s prospectus. Accordingly, we have retained short sale risk in the Fund’s statutory prospectus under the heading “Other Policies and Risks,” but removed it from the “Main Risks” sections in the Fund’s summary and statutory prospectus. To the extent applicable, short selling related expenses would be included in the Fund’s expense table.

10.	Comment: Please consider including the second paragraph that appears in the “Management process” section in the Fund’s statutory prospectus under “Fund Details” in the “Management process” sections of the Fund’s summary prospectus and the summary section of the Fund’s statutory prospectus. Said paragraph states: “Examples of the fund’s asset categories are US and foreign equity of any size and style (including emerging market equity), US and foreign fixed income of any credit quality (including emerging market bonds and inflation indexed bonds), and alternative assets. Some asset categories may be represented by ETFs.”

Response: The above-described disclosure change has been made.

11.	Comment: In the “Policies about Transactions” section in the Fund’s prospectus, please describe the requirements for “good order.”

Response: Because there are numerous types of accounts and transactions, the Fund notes that the phrase “good order” may trigger different requirements for each investor. As a result, the Fund believes that the sentences that immediately follow the first use of the phrase “good order” in the prospectus provide sufficient clarity to investors. Said sentences read as follows: “The specific requirements for good order depend on the type of account and transaction and the method of purchase. Contact Deutsche Asset Management if you have any questions.”

12.	Comment: Also in the “Policies about Transactions” section, please disclose a timeframe for the rescission of purchase orders.

Response: Disclosure has been added to the Fund’s prospectus indicating that the Fund may cancel or rescind any purchase order placed through a financial intermediary no later than the business day after the order is received by the financial intermediary.

13.	Comment: Please confirm that any expense waivers reflected in the Fund’s expense table will be contractual in nature and will extend for at least one year from the date of the Fund’s prospectus. Also, please confirm whether any such expense waivers would be subject to future recoupment.

Response: The Fund confirms that any expense waiver/reimbursement arrangements reflected in the Fund’s expense table would be contractual in nature and would extend for at least one year from the effective date of the Fund’s prospectus. Any such expense waiver/reimbursement arrangement would not be subject to future recoupment.

14.	Comment: To the extent the Fund intends to request acceleration of the effective date of the Amendment, please include the SEC’s standard corresponding indemnification language.

Response: The Fund is not requesting acceleration of the Amendment.

Class T Comments

1.	Comment: To the extent expenses are estimated for Class T, please include a footnote to that effect in the Fund’s expense table. If Class T expenses are estimated, please indicate supplementally why you think that is appropriate.

Response: The Fund has included a footnote to “Other Expenses” in its expense table that indicates that “other expenses” for Class T are based on estimated amounts for the current fiscal year. Since the Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form

N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

2.	Comment: To the extent Class T shares appear in a stand-alone prospectus, please be advised that financial highlights for at least one representative existing Fund class must be included in the stand-alone Class T prospectus.

Response: While the Fund’s prospectus included in the Amendment is not a stand-alone Class T prospectus, we acknowledge and agree that for any Deutsche Fund that is launching Class T shares in a stand-alone prospectus, representative financial highlights for an appropriate existing Fund share class will be included in such stand-alone Class T prospectus.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Director & Senior Counsel

cc. John Marten, Esq., Vedder Price

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